UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215

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JOHNSON & JOHNSON
SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.    Financial Statements and Supplemental Schedules

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Signatures

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 28, 2018

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN

Date: June 28, 2018	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2017 AND 2016

Johnson & Johnson Savings Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2017 and 2016

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 15

Supplemental Schedules*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16

Schedule H, line 4a - Schedule of Delinquent Participant Contributions	17
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974  (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Johnson & Johnson Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Johnson & Johnson Savings Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2018

We have served as the Plan’s auditor since at least 1987. We have not determined the specific year we began serving as auditor of the Plan.

Johnson & Johnson Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$17,026,409,252	$14,230,929,705
Total investments	17,026,409,252	14,230,929,705
Receivables
Employee contributions	18,867,110	16,296,460
Employer contributions	7,544,784	6,087,137
Notes receivable from participants	113,616,788	106,303,482
Total receivables	140,028,682	128,687,079
Total assets	17,166,437,934	14,359,616,784
Liabilities
Accrued expenses	10,568,943	7,086,001
Total liabilities	10,568,943	7,086,001
Net assets available for benefits	$17,155,868,991	$14,352,530,783

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2017

Additions to net assets attributed to	2017
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$2,734,544,488
Contributions
Employee contributions	669,953,100
Employer contributions	205,396,144
Asset transfers due to plan mergers	10,771,624
Total additions	3,620,665,356
Deductions from net assets attributed to
Benefits paid to participants	782,917,474
Administrative expenses	34,409,674
Total deductions	817,327,148
Net increase	2,803,338,208
Net assets available for benefits
Beginning of year	14,352,530,783
End of year	$17,155,868,991
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

1.    Description of the Plan
General
The Johnson & Johnson Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson (the “Plan Administrator” or the “Company”) and certain domestic subsidiaries.  The Plan was designed to enhance the existing retirement program of eligible employees.  The funding of the Plan is made through employee and Company contributions.  The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust” or "the Master Trust").  Transactions in the Trust are executed by the trustee, State Street Bank and Trust Company (“State Street” or “Trustee”). Recordkeeping services are provided by Alight. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
This brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.
Contributions
In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan. There is no service requirement for employee contributions.

If a participant does not take action to enroll or decline enrollment in the Plan within their first 30 days of employment, they will be automatically enrolled for pre-tax employee contributions equal to 6% of their eligible pay and these contributions will be invested in the Balanced Fund.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 50% of eligible pay, as defined by the Plan.  Contributions can be pre-tax, Roth, post-tax or a combination of all three.  Pre-tax and Roth contributions may not exceed the smaller of (i) 50% of a participant’s base salary (and 1/2 paid commissions, if applicable) or (ii) $18,000 for 2017.  The maximum contributions to a participant’s account including participant pre-tax, Roth and post-tax contributions and the Company match is $54,000 for 2017.
Participants age 50 and over are eligible to contribute extra pre-tax and/or Roth contributions (“catch-up contributions”) above the annual Internal Revenue Service ("IRS") limitation up to $6,000 in 2017. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax, Roth and post-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
Participants receive a Company matching contribution equal to 75% of the first 6% of a participant’s contributions. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
In 2017, the Company offered a voluntary lump-sum payment option below a pre-determined threshold for certain eligible former employees who are vested participants of the Retirement Plan of Johnson & Johnson and Affiliated Companies. These eligible former employees had the option to roll the lump-sum payments into the Plan. The amount transferred into the Plan in 2017 totaled $8,947,612 and is included in employee contributions in the Statement of Changes in Net Assets Available for Benefits.
Investments
Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.
Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund and Johnson & Johnson Stock Contributions Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive a cash payment.  The 2017 dividend pass-through amount paid to participants of $6,431,820 is reflected in benefits paid to participants in the Statement of

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

Changes in Net Assets Available for Benefits.  For all other funds, the Trustee reinvests all dividend and interest income.

Vesting
A participant's contributions (pre-tax, after-tax, Roth and rollover) and the earnings on them are always fully vested.

For the Company matching contributions, if a participant was hired before March 1, 2017, the Company matching contributions were made to the participant's account after a one-year eligibility period was satisfied. These contributions and the associated earnings are fully vested. If a participant was hired on or after March 1, 2017, the Company matching contributions made to the participant's account, and the earnings on these contributions, become vested after the participant has completed a three-year period of service. These contributions become vested if, while employed by the Company, the participant should die, become disabled, or reach age 55. If the Company matching contributions and associated earnings are not vested when the participant employment ends, they will be forfeited unless the participant returns to employment with the Company before (1) taking a total distribution of their vested account balance and (2) incurs a break in service (a period of at least five consecutive years in which the participant is not employed by the Company).

Forfeitures
At December 31, 2017 and December 31, 2016, forfeited non-vested accounts totaled $15,759 and $0. Participant forfeitures of non-vested balances will be used to reduce future Plan Sponsor contributions.

Payment of Benefits
Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon, at any time. Participants may withdraw pre-tax, Roth or post-tax matched contributions, and the vested employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance.  Participants have the option of receiving all or part of their vested balance in the Johnson & Johnson Stock Fund and/or the Johnson & Johnson Stock Contributions Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if their vested account balances are greater than $5,000. Distributions are paid either in a lump sum payment, partial payments or installment payments made on a monthly, quarterly, or annual basis over a period of years selected by the participant.
A participant’s vested account may be distributed to his/her beneficiaries in lump sum, partials, in installments or maintained in the Trust upon the participant’s death only if the beneficiary is a spouse.  Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.
Notes Receivable from Participants
Participants may borrow up to a maximum of 50% of their vested account balance.  The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000.  Loans bear an interest rate of prime plus 1% and are repayable within one to five years.  Due to acquisitions, there are some existing loans extending beyond five years, which must be allowed to continue once transferred into the Johnson & Johnson Savings Plan. The collateralized balances in the participant’s accounts have interest rates that range from 3.25% to 11.33%.  Principal and interest is paid ratably through payroll deductions for active employees.  Loans must be paid within two months following retirement or termination of employment with the Company.  If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported to the IRS as a distribution.

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2.    Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This update removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. This update is effective for fiscal years beginning after December 15, 2018, with early application permitted. This update will not have a material impact on the Plan's financial statements and Plan's management, Johnson & Johnson, is evaluating the impact of the update on the Plan's notes to the financial statements.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counter party. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and frequency of which it compounds and pays. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, the present value of expected cash flows, and the frequency of which it compounds and pays including a weighted default calculation. Options are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and the frequency of which it compounds, and pays including an implied volatility calculation.

A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on major exchanges and are marked to market daily, thus minimizing counterparty risk. The Trust enters into futures contracts mainly to manage the duration and refine the curve positioning of the fixed income portfolios, thus, allowing the investment managers to achieve the overall investment portfolios' objectives. These contracts are priced by an exchange and the fair value is the daily mark to market, which is a function of price movements for the contract relative to the level it was originally entered into.
There have been no changes in the methodologies used at December 31, 2017 and 2016.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3.    Master Trust
a.     Fair Value Measurements
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Savings Plan for Union Represented Employees, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - Quoted prices in active markets for identical assets and liabilities.
•Level 2 - Significant other observable inputs.
•Level 3 - inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.
•Government and agency securities - The assets are comprised of government and agency securities and U.S. Treasury bills and notes of varying maturities. These are all considered level 2 fair values which are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Debt instruments - The assets are comprised of corporate debt and commercial loans and mortgages. Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed with interested parties.
•Equity securities - U.S. and International equity securities are valued at the closing price reported on the major market on which the individual securities are traded. All equity securities are classified within Level 1 of the valuation hierarchy.

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

•Common Collective Trusts (CCT's) - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCT's are included in Investments measured at Net Asset Value. A majority of the CCT's are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity with no prior notice for participant transactions, and 2 day prior notice for Plan Sponsor transactions for the various Plan investment options. Participant directed purchases and sales are at the NAV.  At December 31, 2017 approximately 70% of the CCT's are invested in passive strategies that mimic the indices, and 30% in active strategies.  Additionally, 62% of the active and passive CCT's are invested in U.S. equities, 13% are invested in fixed income, with the remainder in global equities and emerging markets.  There are no unfunded commitments for any of the CCT's that the Trust invests in.
•Mutual Funds - Mutual funds that have a quoted market price are classified as Level 2.
•Other assets and liabilities, net - Other assets and liabilities are represented primarily by derivatives. Other assets and liabilities, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The other assets and liabilities valued using unobservable inputs are classified as Level 3.
At December 31, 2017 and December 31, 2016, the Trust had unfunded commitments of underlying funds of the Limited Partnerships ("LPs") investments of $25,421,854 and $33,708,524, respectively. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and/or from selling existing investments. The LP investments have target maturity dates ranging from 2018 through 2022 with renewal options available to the Plan.  The Trust's investments in the LPs are not redeemable at any point in time. The fair value of the LPs have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. LPs are included in Investments measured at Net Asset Value.

2017 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$13,291,049	$881,618,112	$—	$894,909,161
Government and agency securities	—	2,417,052,315	—	2,417,052,315
Debt instruments	—	2,283,622,926	—	2,283,622,926
Equity securities	20,434,410,507	—	—	20,434,410,507
Mutual funds	—	181,470,143	—	181,470,143
Other assets and liabilities, net	78,322	787,091	218	865,631
Trust investments at fair value	$20,447,779,878	$5,764,550,587	$218	$26,212,330,683
Investments measured at Net Asset Value[1]				8,057,586,975
Guaranteed and synthetic investment contracts at contract value				1,954,646,520
Receivables				971,690,356
Payables				(924,965,282)
Net investments in Master Trust				$36,271,289,252
1. Investments measured at Net Asset Value include CCT's in the amount of $7,448,499,766 and LP's in the amount of $609,087,209.

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

2016 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$(1,876,879)	$1,115,623,924	$—	$1,113,747,045
Government and agency securities	—	2,289,311,975	—	2,289,311,975
Debt instruments	—	1,525,742,529	399,420	1,526,141,949
Equity securities	16,498,033,937	—	—	16,498,033,937
Mutual funds	—	128,424,221	—	128,424,221
Other assets and liabilities, net	90,973	3,843,051	218	3,934,242
Trust investments at fair value	$16,496,248,031	$5,062,945,700	$399,638	$21,559,593,369
Investments measured at Net Asset Value[1]				7,498,045,618
Guaranteed and synthetic investment contracts at contract value				1,963,547,386
Receivables				644,350,590
Payables				(909,110,760)
Net investments in Master Trust				$30,756,426,203
1. Investments measured at Net Asset Value include CCT's in the amount of $7,039,479,447 and LP's in the amount of $458,566,171.

Level 3 Rollforward
The table below sets forth a summary of changes in the fair value of the Trust’s Level 3 assets for the year ended December 31, 2017.

	Debt Instruments	Other assets and liabilities, net	Totals
Balance December 31, 2016	$399,420	$218	$399,638
Realized (losses) gains	31,455	—	31,455
Sales	(430,875)	—	(430,875)
Balance December 31, 2017	$—	$218	$218

Transfers into, and out of, Level 3 are valued utilizing values as of the beginning of the period. There were no transfers between Level 1, 2 or 3 assets.

The assets of the Plan are maintained in the Trust.  The Plan holds approximately 47.0% or $17,026,409,252 and 46.2% or $14,230,929,705, respectively, of the Trust’s net assets as of December 31, 2017 and December 31, 2016.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan net assets. Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.
The net investment income of the Trust was composed of the following:

	December 31,
	2017	2016
Net appreciation(depreciation) in fair value of investments	$5,501,576,856	$2,212,712,410
Interest	269,104,859	199,944,303
Dividends	359,248,332	364,211,741
Net investment income	$6,129,930,047	$2,776,868,454

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

b.    Guaranteed and Synthetic Investment Contracts
The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their book values. The traditional and synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $1,054,560,118 and $1,084,302,563 at December 31, 2017and December 31, 2016, respectively.
The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets with overall AA credit quality, underlying the synthetic GIC primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GIC was $900,086,402 and $879,244,823 at December 31, 2017 and December 31, 2016, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
c.     Derivatives
Presented in the following table is the fair value of derivatives within the Trust as of December 31, 2017 and 2016. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statement of Net Assets Available for Benefits.

	2017		2016
	Asset	Liability	Asset	Liability
Fair Value of Derivatives
Forward Foreign Exchange Contracts	$1,046,244	$4,685,140	$4,309,025	$264,961
Futures	50,803	14,781	—	—
Interest Rate Swaps	446,451	60,208	961,699	343,379
Credit Default Swaps	324,798	—	1,248,490	—
Options	139,575	157,697	243,967	65,822
Total	$2,007,871	$4,917,826	$6,763,181	$674,162

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

The following tables provide information on the investment gains/(losses) on derivatives within the Trust for the years ended December 31, 2017 and 2016. These amounts are included in the Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.

	2017
	Realized (Loss)/Gain	Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$(1,001,392)	$(7,682,960)	$(8,684,352)
Futures	(10,941)	(148,534)	(159,475)
Interest Rate Swaps	6,219	(232,077)	(225,858)
Credit Default Swaps	1,018,989	(923,692)	95,297
Options	415,128	(196,267)	218,861
Total	$428,003	$(9,183,530)	$(8,755,527)

	2016
	Realized (Loss)/Gain	Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$2,127,042	$3,955,798	$6,082,840
Futures	—	—	—
Interest Rate Swaps	(3,731,401)	2,429,126	(1,302,275)
Credit Default Swaps	(207,023)	1,249,012	1,041,989
Options	68,411	164,626	233,037
Total	$(1,742,971)	$7,798,562	$6,055,591
The following table provides information on collateral pledged by and owed to the Trust as of December 31, 2017 and 2016.

	2017		2016
	Pledged/ (Owed)		Pledged/ (Owed)
	Cash	Treasury Securities	Cash	Treasury Securities
Forward Foreign Exchange Contracts	3,507,000	—	3,916,000	—
Futures	20,000	—	—	—
Interest Rate Swaps	327,000	509,085	873,000	701,700
Credit Default Swaps	1,770,000	—	(2,059,000)	—

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

The following table provides the average notional value of derivatives held by the Trust as of December 31, 2017 and 2016.

	Average Notional Value
	2017	2016
Purchased Forward Foreign Exchange Contracts	$32,129,155	$15,181,037
Sold Forward Foreign Exchange Contracts	181,542,129	57,371,059
Purchased Futures Contracts	36,453,577	—
Sold Futures Contracts	12,982,363	—
Purchased Options Contracts	15,691,667	7,100,000
Written Options Contracts	10,166,667	42,083,333
Interest Rate Swaps	48,158,001	52,783,333
Written Credit Default Swaps	46,157,250	31,400,000

For the written credit default swaps, the recourse provisions are determined either by the ISDA agreements or the exchange. If the Trust is a seller of credit default swaps and a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2017, the maximum payout for outstanding credit default swaps aggregated to $17,800,000 with terms as follows: one (1) contract at three (3) years for $800,000, two (2) contracts at four (4) years for $2,700,000 and $2,500,000, one (1) contract at 5 years for $7,800,000, and one (1) contract at 41 years for $4,000,000.
4.    Notes Receivable from Participants
The Plan had participant loans outstanding at December 31, 2017 and December 31, 2016 of $113.6 million and $106.3 million, respectively.  The net increase of $7.3 million for 2017 represents loan issuances of $62.1 million less loan retirements and payments toward outstanding loans of $54.8 million. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.
5.    Tax Status
The IRS has determined and informed the Company by a letter dated August 17, 2017, that the Plan and the Trust are in compliance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.
6.    Related Party Transactions
Certain Plan investments, such as shares of CCT's managed by State Street Global Advisors, a division of State Street, and shares of State Street common stock and bonds, qualify as party-in interest transactions as State Street is the Trustee as defined by the Plan.  As of December 31, 2017 and December 31, 2016, the total market value of

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

investments in these interests allocated to the Plan and managed by State Street was $3,224,657,968 and $2,720,228,413, respectively.
The preceding 2016 related party transactions disclosure has been revised to include the Plan's allocation of the Master Trust's investments in State Street Bank & Trust equity securities and debt instruments that were previously excluded from the disclosure as these investments also qualify as party-in-interest transactions. Management has concluded that these revisions are not material to the 2016 financial statements.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2017 and December 31, 2016, the fair value of investments in Johnson & Johnson Common Stock was $4,115,522,246 and $3,417,321,615, respectively. During the year ended December 31, 2017, the Plan made purchases of $235,080,826 and sales of $270,449,379, of the Company’s common stock. The total dividend income received during 2017 was $98,036,190. The total realized and unrealized gains during 2017 were $143,093,427 and $2,310,594,486, respectively.
Management has evaluated their allocation of balance and transaction information for Johnson & Johnson common stock across the Plans and prior year amounts have been revised to conform to current year presentation.
7.    Asset Transfers
As a result of business acquisitions by the Plan Administrator, the following transfers into the Plan were completed in 2017: the net assets of the Vogue International 401(k) Plan in the amount of $1,968,865 were transferred into the Plan in April 2017, the net assets of the BioMedical Enterprise portion of the assets in the Insperity 401(k) Plan in the amount of $1,300,276 and the net assets of the Coherex Medical 401(k) Plan in the amount of $1,963,472 were transferred into the Plan in May 2017, the net assets of the Novira Therapeutics 401(k) Plan in the amount of $207,041 were transferred into the Plan in June 2017 and the net assets of the NeuWave Medical, Inc 401 (k) Plan in the amount of $5,331,970 were transferred into the Plan in October 2017. All transfers are reflected in the Statement of Changes in Net Assets Available for Benefits.
8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$17,155,868,991	$14,352,530,783
Deemed distributions	(902,580)	(511,270)
Amounts allocated to withdrawing participants	(2,672,456)	(2,165,549)
Net assets available for benefits per the Form 5500	$17,152,293,955	$14,349,853,964
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2017
Benefits paid to participants per the financial statements	$782,917,474
Add: Amounts allocated to withdrawing participants at December 31, 2017 (not yet paid)	2,672,456
Less: Amounts allocated to withdrawing participants at December 31, 2016	(2,165,549)
Less: Loan offset	(35,002)
Benefits paid to participants per the Form 5500	$783,389,379

Johnson & Johnson Savings Plan
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

9.    Subsequent Events
The Plan has assessed subsequent events through June 28, 2018, the date that the financial statements were available to be issued, and has determined that no items require disclosure.

Johnson & Johnson Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$17,026,409,252
*Participant loans	Interest rates ranging from 3.25% to 11.33%. Maturities ranging from 2018 - 2040	**	113,616,788

*	Represents party-in-interest transactions

**	Not applicable

Johnson & Johnson Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2017

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ❑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$ 0	$ 175*	$ 0	$ 0

*All delinquent contributions, adjusted for earnings, have been contributed to the Plan.